Exhibit 4.21(c)

To:	Unicorn Moon Pte. Ltd.

Unicorn Sun Pte. Ltd.

as Borrowers

Grindrod Shipping Holdings Ltd.

as Parent Guarantor

June 4, 2020

Dear Sir

We refer to the Facility Agreement dated 21 December 2018, as amended and supplemented from time to time and your letter dated 12 March 2020 on the request of certain amendments be made to the facility agreement.

The lenders to the agreement have agreed to the following covenant amendments:

(1)	the reduction of the cash covenant to be tested as at June 30, 2020 and September 30, 2020 from $30 million to $20 million (clause 22.1(a)(ii) of the facility agreement); and

(2)	the determination of current liabilities will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020, the covenant that requires our current assets to exceed our current liabilities (clause 22.2 of the facility agreement).

It is intended that the side letter to this facility agreement will be completed subsequent to the date of this letter, no later than 30 June 2020. This will not result in a change in the lenders decision on the above covenant amendment.

Yours faithfully,

/s/ Anneke van der Spek	/s/ Hans Nagtegaal
Anneke van der Spek	Hans Nagtegaal

For and on behalf of

NIBC BANK N.V.

as Facility Agent